MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

October 4, 2012

VIA EDGAR

Ms. Sheila Stout, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Funds, Inc. (the “Corporation”)

Securities Act File No. 333-124430

Investment Company Act File No. 811-21761

Dear Ms. Stout:

On behalf of the Corporation and each series included therein (each, a “Fund” and collectively, the “Funds”), I am writing in response to the comments I received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) via a telephone conversation held on September 13, 2012, regarding the Staff’s recent review of the Corporation’s annual shareholder report filed on Form N-CSR and its Form N-SAR for the period ended September 30, 2011. For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Corporation’s respective responses.

Form N-CSR

1.	Staff Comment: Item 8 to the Notes to the Financial Statements states that each Fund is party to a line of credit arrangement. The interest expense incurred in connection with that line of credit is not stated specifically in the Statement of Operations for the Funds. Please confirm that any interest expense incurred as a result of Fund borrowings via the line of credit is included in the “Other Expenses” line item in the Statement of Operations and that it also is reflected in the expense ratio of each Fund. With respect to future filings of the Corporation’s annual shareholder report, please include a specific line item in the Statement of Operations for interest expense related to borrowings via the line of credit arrangement.

Response: After discussing this question with representatives of the Corporation, we hereby confirm that each Fund’s expense ratio stated in the Corporation’s annual report reflects the interest expenses that the Fund incurred in connection with its borrowing via the line of credit. We also hereby confirm that the line item “Other Expenses” in the Statement of Operations in Form N-CSR includes those interest expenses. In future filings, the Corporation undertakes to include a specific line item for interest expense in the Statement of Operations to reflect the expenses incurred in connection with the line of credit.

Form N-SAR

2.	Staff Comment: The internal control letter from the Corporation’s independent registered public accounting firm to the Corporation’s Board of Directors and shareholders, which is included an exhibit to the Corporation’s N-SAR filing, does not include that firm’s signature. Please revise the exhibit to include the electronic conformed signature to the independent registered public accounting firm.

Response: Agreed. The Corporation filed an amendment via EDGAR on Form N-SAR-B/A on September 28, 2012 (SEC Accession No. 0000894189-12-005600) to add the conformed electronic signature of the Corporation’s independent registered public accountants in the internal control letter included as an exhibit to the filing.

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

Keeley Funds, Inc.

111 West Jackson Blvd.

Chicago, IL 60604

October 4, 2012

BY EDGAR

Ms. Sheila Stout, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Keeley Funds, Inc.

Securities Act Registration No. 333-124430

Investment Company Act Registration No. 811-21761

On behalf of the Keeley Funds, Inc. (the “Corporation”), we hereby make the following representations:

(i) The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and

(iii) The Corporation acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert Kurinsky
Name:	Robert Kurinsky
Title:	Secretary